SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934


                               Conning Corporation
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                            (Name of Subject Company)


                               CC Merger Sub Inc.
                       Metropolitan Life Insurance Company
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                       (Name of Filing Persons - Offeror)


                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)


                                   208215 10 3
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                      (CUSIP Number of Class of Securities)


                               Jane Weinberg, Esq.
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010
                            Telephone: (212) 578-2211
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            (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Filing
                                    Persons)


                                    Copy to:
                             Adam O. Emmerich, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1234
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                            CALCULATION OF FILING FEE
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     TRANSACTION VALUATION                           AMOUNT OF FILING FEE
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     $                                                      $
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/_/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/_/ third-party tender offer subject to Rule 14d-1.
/_/ issuer tender offer subject to Rule 13e-4.
/_/ going-private transaction subject to Rule 13e-3.
/_/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/